Exhibit 5.1

CUTLER LAW GROUP

M. Richard Cutler, EsqCorporate Securities Law

Admitted in California & Texas

November 7, 2018

Hawkeye Systems, Inc.

7119 W. Sunset Blvd., #468

Los Angeles, CA 90046

Ladies and Gentlemen:

You have requested our opinion as counsel for Hawkeye Systems, Inc., a Nevada corporation (the "Company") in connection with the registration under the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder, and the public offering by the Company pursuant to a Registration Statement on Form S-1 of up to 5,000,000 shares of the Company’s common stock issuable in connection therewith and the public offering by Selling Shareholders (the “Selling Shareholders”) of up to an additional 11,515,250 shares of the Company’s common stock and common stock issuable to such Selling Shareholders upon the exercise of warrants.

We have examined the Company's Amendment 1 to the Registration Statement on Form S-1 Amendment to be filed with the Securities and Exchange Commission on or about November 7, 2018, (the "Registration Statement").  We further have examined the Certificate of Incorporation, Bylaws, and applicable minutes of the Company as a basis for the opinion hereafter expressed.

Based on the foregoing examination, we are of the opinion that, upon issuance and sale in the manner described in the Registration Statement, the shares of common stock offered by Company in the Registration Statement will be legally and validly issued, fully paid, and nonassessable.  We are also of the opinion that the shares of common stock offered by the Selling Shareholders are legally and validly-issued, fully-paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ M. Richard Cutler

Cutler Law Group

6575 West Loop South, Suite 500Tel (713) 888-0040

Bellaire, Texas 77401www.cutlerlaw.comFax (713) 583-7150